OpGen, Inc.

708 Quince Orchard Road, Suite 205

Gaithersburg, MD 20878

April 16, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Joseph McCann

Re:	OpGen, Inc.
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-4
(File No. 333-234657)

Ladies and Gentlemen:

On April 8, 2020, OpGen, Inc., a Delaware corporation (the “Registrant”), filed a Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to Registration Statement on Form S-4 (File No. 333-234657) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Commission consent to the withdrawal of the Post-Effective Amendment. Upon further consideration, the Registrant has determined that the filing of the Post-Effective Amendment is not necessary. No shares have been distributed, issued or sold pursuant to the Post-Effective Amendment.

The Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Post-Effective Amendment as soon as possible.

If you should have any questions or comments regarding this request, please contact Mary Mullany, Esq. of Ballard Spahr LLP, the Registrant’s counsel, at (215) 864-8631. Thank you for your attention to this matter.

Respectfully submitted,

/s/ Timothy C. Dec
Timothy C. Dec
Chief Financial Officer